20007206

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53021 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins/Bay Island Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bayside Drive, Suite 250
(No. and Street)

Newport Beach (City) CA (State) 92625 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Budge Collins 949-644-5771
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

SEC Mail Processing
FEB 03 2020
Washington, DC

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Budge Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collins/Bay Island Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Budge Collins

Signature

President

Title

Notarial Jurat Attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 28 day of JANUARY,

2020 by BUDGE COLLINS,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

JUDI LOWENTHAL
COMM. # 2273342
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. JAN. 25, 2023

## OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

OATH - ANNUAL AUDIT REPORT
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date ________

Additional information

## INSTRUCTIONS

*The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.*

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. ~~Impression must not cover text or lines. If seal impression~~ smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
    - Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
    - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

# COLLINS/BAY ISLAND SECURITIES LLC

## CONTENTS

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Members of Collins/Bay Island Securities, LLC

**Opinion on the Financial Statements**
I have audited the accompanying statement of financial condition of Collins/Bay Island Securities, LLC as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Collins/Bay Island Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
These financial statements are the responsibility of Collins/Bay Island Securities, LLC 's management. My responsibility is to express an opinion on Collins/Bay Island Securities, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Collins/Bay Island Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

**Auditor's Report on Supplemental Information**
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Collins/Bay Island Securities, LLC's financial statements. The Supplemental Information is the responsibility of the Collins/Bay Island Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Collins/Bay Island Securities, LLC 's auditor since 2014.
Tarzana, California
January 28, 2020

# COLLINS/BAY ISLAND SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2019**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash and cash equivalents** | $ | 712,142 |
| **Securities owned,** at fair value | | 6,159,606 |
| **Securities not readily marketable,** at fair value | | 85,625 |
| **Accounts receivable** | | 183,906 |
| **Property and equipment,** net of accumulated depreciation of $601,789 | | 239,332 |
| **Right of Use Asset/Office Lease** | | 636,022 |
| **Other assets** | | 14,469 |
| | $ | 8,031,102 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 85,437 |
| Accrued pension and profit sharing contributions | | 129,330 |
| Due to member | | 17,778 |
| Office Lease Liability | | 692,137 |
| Total liabilities | | 924,682 |
| **Member's equity** | | 7,106,420 |
| | $ | 8,031,102 |

The accompanying notes are an integral part of these financial statements

# COLLINS/BAY ISLAND SECURITIES LLC

## STATEMENT OF INCOME

**Year Ended December 31, 2019**

| | | |
|---|---|---|
| **Revenues** | | |
| Administrative fees - referral revenues on management fees | $ | 1,205,590 |
| Administrative fees - referral revenues on performance fees | | 90,665 |
| Realized appreciation on securities | | 590,643 |
| Unrealized appreciation on securities | | 399,029 |
| Interest and dividend income | | 64,633 |
| Total revenues | | 2,350,560 |
| **Expenses** | | |
| Payroll and payroll taxes | | 826,161 |
| Promotion and travel | | 256,542 |
| Employee benefits | | 164,216 |
| Rent | | 171,126 |
| Professional fees | | 67,392 |
| Depreciation | | 41,185 |
| Other | | 134,970 |
| Total expenses | | 1,661,592 |
| **Net income before income taxes** | | 688,968 |
| **Income tax expense** | | 800 |
| **Net income** | $ | 688,168 |

The accompanying notes are an integral part of these financial statements

# COLLINS/BAY ISLAND SECURITIES LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

| Year Ended December 31, 2019 | | |
|---|---|---|
| **Member's equity,** beginning of year | $ | 6,418,252 |
| **Member distributions** | | - |
| **Net income** | | 688,168 |
| **Member's equity,** end of year | $ | 7,106,420 |

The accompanying notes are an integral part of these financial statements

# COLLINS/BAY ISLAND SECURITIES LLC

## STATEMENT OF CASH FLOWS

**Year Ended December 31, 2019**

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 688,168 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation | 41,185 |
| Realized and unrealized appreciation on securities | (989,672) |
| Changes in operating assets and liabilities: | |
| Accounts receivable | 54,971 |
| Other assets | 11,188 |
| Accounts payable and accrued expenses | 2,451 |
| Deferred rent | 56,115 |
| **Net cash used in operating activities** | (135,594) |
| **Cash flows from investing activities** | |
| Purchase of securities | (322,809) |
| Proceeds from redemption of securities not readily marketable | 770,643 |
| Purchases of property and equipment | (6,630) |
| **Net cash provided by investing activities** | 441,204 |
| **Net increase in cash and cash equivalents** | 305,610 |
| **Cash and cash equivalents,** beginning of year | 406,532 |
| **Cash and cash equivalents,** end of year | $ 712,142 |
| **Supplemental disclosure of Cash Flow Information:** | |
| Cash paid during the year for: | |
| Income taxes | $ 800 |
| Interest | $ 785 |
| Right of Use Assets Obtained in Exchange for Lease Obligations And Deferred Rent | $ 757,619 |

The accompanying notes are an integral part of these financial statements

**Note 1: Nature of operations and summary of significant accounting policies**

*Nature of Operations*

Collins/Bay Island Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company specializes in marketing third-party private investments.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers."

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Management has reviewed the results of operations for the period of time from December 31, 2019 through January 28, 2020, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

*Cash Equivalents*

The Company considers its investment in a short-term money market fund to be a cash equivalent.

*Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy*

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

*Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

*Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

## COLLINS/BAY ISLAND SECURITIES LLC

**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2019**

**Note 1: Nature of operations and summary of significant accounting policies (continued)**

*Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy (continued)*

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

*Valuation Techniques*

Investments in Securities

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Investments in Private Investment Companies

Investments in private investment companies are valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment companies, without adjustment, when the net asset valuations of the investments are calculated (or adjusted by the Company if necessary) in a manner consistent with GAAP for investment companies. The Company applies the practical expedient to its investments in private investment companies on an investment-by-investment basis, and consistently with the Company's entire position in a particular investment, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset valuation. If it is probable that the

### Note 1: Nature of operations and summary of significant accounting policies (continued)

*Valuation Techniques (continued)*

Company will sell an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available, the Company considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in the secondary market, bids received from potential buyers, and overall market conditions in its determination of fair value.

*Changes in Accounting Policy*

Effective January 1, 2019, the Company adopted the requirements of Accounting Standards Update No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), as discussed further in Note 5. All amounts and disclosures have been updated to comply with the new standard with results for reporting periods beginning after January 1, 2019 presented under ASU 2016-02.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

The fair value of investments is based on management estimates. Management reviews its estimates on an annual basis and, where necessary, makes adjustments prospectively.

*Property and Equipment*

Property and equipment is recorded at cost and depreciated using the straight-line method over estimated useful lives of three to seven years. Expenditures for major renewals and improvements are capitalized while minor replacements, maintenance and repairs that do not improve or extend the life of such assets are charged to expense. Gains or losses on disposal of property and equipment are reflected in operations. The Company capitalizes all purchases in excess of $1,000.

*Income Taxes*

The Company is a limited liability company, is and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2015.

### Note 1: Nature of operations and summary of significant accounting policies (continued)

*Concentration of Credit Risk*

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution per depositor. In 2018, the Company received 32% of its management fee revenues from one manager and 23% of its management fee revenues and 91% of its performance fee revenues from another manager.

### Note 2: ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)", from which the Company generates its revenue categorizations. For more detailed information about reportable segments, see below.

Fees earned: This includes fees earned from affiliated entities; investment banking fees; M&A advisory; account supervision and investment advisory services; administrative fees; revenue from research services; rebates from exchanges, ECNs, and ATSs; 12b-1 fees; Mutual fund revenue other than concessions or 12b-1 fees; execution services; clearing services; fees earned on customer bank sweep (FDIC insured products) programs; fees earned from sweep programs into '40 Act investments; networking fees from '40 Act companies; and other fees.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments, and any interest and/or dividends on securities held in Firm inventory.

### Note 3: Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2019:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance as of December 31, 2019 |
|---|---|---|---|---|
| Investment Class | | | | |
| U.S. Treasury bills | $ 2,275,631 | $ - | $ - | $ 2,275,631 |
| Common Stock | 3,883,975 | - | - | 3,883,975 |
| Total Assets in Fair Value Heirarchy | $ 6,159,606 | $ - | $ - | 6,159,606 |
| Investments in private investment companies, at fair value | | | | 85,625 |
| Total Investment at Fair Value | | | | $ 6,245,231 |

### Note 4: Property and equipment

Property and equipment consists of the following at December 31, 2019:

| | |
|---|---|
| Automobile | $ 192,759 |
| Leasehold improvements | 106,016 |
| Office equipment | 38,334 |
| Furniture and equipment | 504,009 |
| Less: accumulated depreciation | (601,789) |
| Property and equipment, net | $ 239,332 |

Depreciation expense for the year ended December 31, 2019 was $41,185.

## COLLINS/BAY ISLAND SECURITIES LLC

**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2019**

**Note 5: Leases**

The Company determines at contract inception whether the arrangement 1) contains a lease based on its ability to control a physically distinct asset for more than 12 months, and 2) whether the lease should be classified as an operating or finance lease.

Operating leases are reflected as operating ROU ("Right of Use") assets and operating lease liabilities in the accompanying balance sheet. Operating ROU assets and operating lease liabilities represent the Company's obligation to make payments arising from the lease. The operating ROU asset also includes any lease payments made and excludes lease incentives. The liabilities are measured at the commencement date based on the present value of lease payments over the lease term utilizing our incremental borrowing rate. Lease payments are typically discounted at our incremental borrowing rate as the interest rate implicit in the lease cannot be readily determined in the absence of key inputs which are typically not reported by our lessors. Judgment was used to estimate the incremental borrowing rate associated with these leases based on relevant market data and Company inputs applied to accepted valuation methodologies.

The Company recognizes lease expense relating to its operating leases on a straight-line basis over the lease term, which commences when the Company controls the leased asset.

The Company leases office space through November 30, 2024. The lease agreement includes five months of abatement which is incorporated in the rent expense calculation. For the fiscal year ended December 31, 2019, rent expense was $171,126. At December 31, 2019, future minimum lease payments under the lease agreement were as follows:

| December 31, | Future Minimum Lease Payments |
|---|---|
| 2020 | $ 157,527 |
| 2021 | $ 167,483 |
| 2022 | $ 172,508 |
| 2023 | $ 177,683 |
| 2024 | $ 166,288 |
| **Total** | **$ 841,489** |

The present value of $692,137 includes imputed interest of $149,352 which was calculated using a 5.0% discount rate.

**Note 6: Net capital requirement**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital, maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was $5,966,273 which was $5,947,029 in excess of its minimum net capital requirement of $19,244. The Company's net capital ratio was 0.05 which is within the normal range.

**Note 7: Pension and profit-sharing plans**

The Company has a profit-sharing plan and 401(k) plan for the benefit of its eligible employees, as defined by the plan. The Company makes a 3% safe-harbor contribution and a profit-sharing contribution to this plan which is at the discretion of its sole Member. The Company's safe-harbor and profit-sharing contribution to the profit-sharing plan and 401(k) plan for the year ended December 31, 2019 is $27,716.63 for the safe-harbor contribution and $101,613.72 for the profit-sharing contribution (for a total contribution of $129,330.35), all of which has been accrued as of December 31, 2019.

# COLLINS/BAY ISLAND SECURITIES LLC
**Schedule I**

**SUPPLEMENTARY INFORMATION**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

**December 31, 2019**

| | | |
|---|---|---|
| **Member's equity** | | $ 7,106,420 |
| **Less nonallowable assets** | | |
| Securities not readily marketable, at fair value | | 85,625 |
| Accounts receivable | | 183,906 |
| Property and equipment, net | | 239,332 |
| Other assets | | 14,469 |
| | | 523,332 |
| **Net capital before haircuts** | | 6,583,088 |
| **Haircut,** security positions | | 616,815 |
| **Net capital** | | $ 5,966,273 |
| **Aggregate indebtedness** | | $ 288,660 |
| **Computed minimum net capital required** (6.67% of aggregate indebtedness) | | $ 19,244 |
| **Minimum net capital required** (under SEC Rule 15c3-1) | | $ 5,000 |
| **Excess net capital** | | $ 5,947,029 |
| **Percentage of aggregate indebtedness to net capital** | $ 288,660 / $ 5,966,273 | 5% |

A reconciliation with the Company's net capital as reported was not included as there were no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5, Part II-A filing as of December 31, 2019, and the computation contained herein.

# COLLINS/BAY ISLAND SECURITIES LLC

**Schedule II**

**SUPPLEMENTARY INFORMATION**
**COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**December 31, 2019**

The Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(i).

# COLLINS/BAY ISLAND SECURITIES LLC

**Schedule III**

**SUPPLEMENTARY INFORMATION**
**INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**December 31, 2019**

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

# Assertions Regarding Exemption Provisions

We, as members of management of *Collins/Bay Island Securities LLC* ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(i)*.

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period January 1, 2019 through December 31, 2019.

Collins Bay Island Securities LLC

By:

(Budge Collins, President)

1/28/2020
(Date)

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Members
Collins/Bay Island Securities, LLC
Newport Beach, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Collins/Bay Island Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Collins/Bay Island Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Collins/Bay Island Securities, LLC, stated that Collins/Bay Island Securities, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Collins/Bay Island Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Collins/Bay Island Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 28, 2020

**COLLINS/BAY ISLAND SECURITIES LLC**

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2019